SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: (1-13888)

GRAFTECH INTERNATIONAL HOLDINGS INC.

SAVINGS PLAN

(Full title of the plan)

GRAFTECH INTERNATIONAL LTD.

(Name of issuer of the securities held pursuant to the plan)

12900 Snow Road, Parma, Ohio 44130

(Address of principal executive office)

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Note: Other supplemental schedules not included have been omitted, as they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator

GrafTech International Holdings Inc. Savings Plan

We have audited the accompanying statements of net assets available for benefits of the GrafTech International Holdings Inc. Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio

June 25, 2010

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

	At December 31,
	2009	2008
ASSETS:

Investments, at fair value	$121,338,250	$99,169,571

Company’s contribution receivable	90,653	123,861

Net assets available for benefits, at fair value	121,428,903	99,293,432

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,101,785)	633,714

Net assets available for benefits	$120,327,118	$99,927,146

See accompanying notes.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009
ADDITIONS:

Investment income:
Net appreciation in fair value of investments	$18,773,518
Interest	1,568,816
Dividends	965,352

21,307,686

Contributions:
Participants	3,668,747
Company	2,150,191

5,818,938

Total additions	27,126,624

DEDUCTIONS:

Benefits paid to participants	6,687,366
Administrative expenses	39,286

Total deductions	6,726,652

Net increase	20,399,972

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	99,927,146

End of year	$120,327,118

See accompanying notes.

GRAFTECH INTERNATIONAL HOLDINGS INC. SAVINGS PLAN

Notes to Financial Statements

December 31, 2009

(1)	Description of the Plan

The following brief description of the GrafTech International Holdings Inc. Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for more complete information.

General

The Plan is a 401(a) and 401(k) savings vehicle and a defined contribution retirement plan available to all regular employees of GrafTech International Holdings Inc. and participating affiliate companies (collectively, the “Company”). Employees are eligible to participate in the Plan upon the first day of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company is a wholly owned subsidiary of GrafTech International Ltd. (GTI) through which the Company conducts most of its United States operations. GTI is a publicly traded company whose common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol “GTI”.

Contributions

Participating employees, including non-union and collectively bargained Columbia, TN, Lawrenceburg, TN and Clarksburg, WV employees, can contribute 1% to 5% of their compensation into the Plan as basic contributions. An additional 0.5% to 50% of participant compensation may be contributed as supplemental contributions. The Company contributes on behalf of each participating employee, including non-union and collectively bargained Columbia, TN, Lawrenceburg, TN and Clarksburg, WV employees, a matching contribution equal to 100% of the participant’s basic contributions up to 3% of pay and 50% of basic contributions up to another 2% of pay. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contributions plans.

The Company makes an Employer Retirement Contribution on behalf of eligible participants in the amount of 1.0% of eligible compensation. Eligible compensation includes overtime and variable cash compensation. Employees who were grandfathered under the UCAR Carbon Retirement Plan, employees covered by the Columbia, TN collective bargaining agreement, employees covered by the Lawrenceburg, TN collective bargaining agreement, and employees covered by the Clarksburg, WV collective bargaining agreement became eligible for Employer Retirement Contributions under this Plan as of April 1, 2003, May 1, 2003, August 1, 2003, and August 1, 2004, respectively.

Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers 16 investment funds and the GrafTech International Ltd. Common Stock Fund. The funds represent a broad cross-section of the types of investments which participants may select on their own. They include ten funds managed by The Vanguard Group, one of the nation’s largest mutual fund companies; the GrafTech International Ltd. Common Stock Fund; the UAM ICM Small Company Stock Fund, the Artisan Mid Cap Value Fund, the Harbor Mid Cap Growth Fund, the Wells Fargo Advantage Small Cap Growth Fund and the American

Funds EuroPacific Growth Fund. Each fund strikes a different balance between potential returns and possible risks.

Company matching contributions are made in units of the GrafTech International Ltd. Common Stock Fund and are credited to each individual’s account as a contribution to the GrafTech International Ltd. Common Stock Fund. Participants are not required to keep the Company matching contributions in the GrafTech International Ltd. Common Stock Fund. The day after a Company contribution is credited to the participant’s account, the money can be transferred to any of the Plan’s other investment options, subject to the GrafTech “Securities Law and Insider Trading Compliance Policy”.

All new employees that become eligible to participate in the Plan are automatically enrolled at a 5% deferral of eligible pre-tax compensation contributed to the Plan in an investment option designated by the Administrative Committee. If the employee does not wish to participate in the Plan, the employee must elect not to participate.

Contributions are subject to applicable Internal Revenue Code limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) fund earnings or loss. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Participants may borrow from their accounts varying amounts between a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. All loans must have a definite repayment schedule, which provides for principal and interest payments to be made ratably through payroll deductions over a period not to exceed five years, except for home loans that may be repaid over a period not to exceed thirty years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest based on current lending rates at the time the loan is originated. Interest rates ranged from 3.25% to 9.0% at December 31, 2009 and 2008. As of December 31, 2009 and 2008, the participants’ aggregate loan receivables were $1,920,066 and $1,881,474 respectively.

Vesting

Participants are vested immediately in their contributions (both before-tax and after-tax), Company matching contributions and any related investment earnings. There is a five year “Cliff Vesting” in the Company’s Employer Retirement Contribution and any related investment earnings credited in 2006 and before. There is a three year “Cliff Vesting” in the Company’s Employer Retirement Contribution and any related investment earnings credited on and after January 1, 2007. Vesting occurs after five years of vesting service or on a participant’s normal retirement date, whichever is earlier for employer contributions and earnings credited prior to January 1, 2007. Vesting occurs after three years of vesting service or on a participant’s normal retirement date, whichever is earlier, for employer contributions and earnings credited on or after January 1, 2007.

Payment of Benefits

Upon termination of service due to death, disability or retirement and under specific situations of financial hardship, a participant or beneficiary will be paid the value of the participant’s vested interest in his or her account as a lump-sum amount or in installments. The terminated participant must take an immediate payment or rollover to an IRA if his or her combined account balance is $1,000 or less. For an immediate payment, all the terminated participant’s investments will be sold, and he or she will receive a check for the entire value of his or her account. If the terminated participant has money invested in units of the GrafTech International Ltd. Common Stock Fund, he or she may elect to receive that portion of his or her account in stock or cash. If the terminated participant has a balance greater than $1,000 but less than $5,000, unless they elect otherwise, the balance is automatically rolled over into an individual retirement account held with the Vanguard Group 60 days after the date of termination. If the terminated participant has a balance more than $5,000 in the Plan, he or she may leave their money in the Plan until the April 1st following the year in which they reach age 70 1/2. The IRS requires that participants begin making periodic withdrawals no later than April 1st of the year following the year in which he or she reaches age 70 1/2. During that time, the terminated participant may not add to his or her individual participant account in the Plan, nor will the Company make any additional contributions to his or her account.

Forfeited Accounts

Balances in non-vested forfeited accounts are used to reduce employer contributions. For the year ended December 31, 2009 employer contributions were reduced by $43,155 from non-vested forfeited accounts. At December 31, 2008 and 2009 all forfeited funds were used to reduce employer contributions and no balances remained.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in the Company’s Employer Retirement Contribution.

Administrative expenses

The Company pays the majority of administrative expenses of the Plan, such as fees for record keeping, enrollment outsourcing, legal work, investment consulting and compliance testing. Any administrative expenses not paid by the Company are paid from the Plan assets.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

New Accounting Standards Adopted

In June 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2009-01, Topic 105-Generally Accepted Accounting Principles and ASU No. 2009-02, Omnibus Update, Amendments to Various Topics for Technical Corrections”

(collectively the “Codification”). The Codification establishes the sole source of authoritative accounting principles generally accepted in the United States of America (GAAP) recognized by the FASB for nongovernmental entities. Rules and interpretive releases issued by the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. Upon issuance, all other non-grandfathered non-SEC accounting literature not included in the Codification became non-authoritative. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC and also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective. This Codification became effective for the Plan’s December 31, 2009 financial statements, and the disclosures contained herein are in compliance with the requirements of the Codification.

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09), which addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent events procedures. The ASU (1) exempts entities that file their financial statements with, or furnish them to, the SEC from disclosing the date through which subsequent events procedures have been performed and (2) clarifies the circumstances in which an entity’s financial statements would be considered restated and in which the entity would therefore be required to update its subsequent events evaluation since the originally issued or available to be issued financial statements. ASU 2010-09 became effective immediately upon issuance, and the Plan has adopted its disclosure requirements within this Form 11-K for the year ended December 31, 2009.

In September 2009, the FASB issued Accounting Standards Codification (ASC) Update No. 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASC 2009-12). This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as: (1) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (2) unfunded commitments; and (3) investment strategies of the investees. The Plan has adopted this guidance on a prospective basis for the year ended December 31, 2009 (See Note 3, “Fair Market Value Disclosure”). The adoption of this ASU had no impact on the statements of net assets available for benefits and statements of changes in net assets available for benefits.

In April 2009, the FASB issued FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, which is codified in ASC 820, Fair Value Measurements and Disclosures. This guidance provides additional requirements for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, and also provides additional information on circumstances that may indicate that a transaction is not orderly. The guidance also expanded disclosures and required that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. The Plan adopted this guidance on a prospective basis for the year ended December 31, 2009. The adoption of this guidance is reflected, where applicable, within this Form 11-K for the year ended December 31, 2009.

New Accounting Standards to Be Adopted

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements (ASU 2010-06), to add new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. ASU 2010-06 also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This ASU is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances and settlements on a gross basis, which will be effective for fiscal years beginning on or after December 15, 2010. The Plan does not expect the adoption of this guidance will have a material impact on the Plan’s financial statements and disclosures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Distributions of net investment income to unitholders are declared daily and reinvested on a per share basis on the first business day of the following month.

Payment of Benefits

Benefit payments are recorded when paid.

(3)	Fair Market Value Disclosure

Fair value is determined based on assumptions that a market participant would use in pricing an asset or liability. The assumptions used are in accordance with a three-tier hierarchy, defined by GAAP, that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

As referenced in Note 2, “Summary of Significant Accounting Policies,” in accordance with ASU 2009-12, the Plan expanded its disclosures to include the category, fair value, redemption frequency and redemption notice period for the collective trust fund whose fair value is permitted, as a practical expedient, to be estimated using the NAV per share.

There have been no changes in the methodologies used at December 31, 2009 and 2008. Following is a description of the valuation methodologies used for assets measured at fair value as of December 31, 2009 and 2008.

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices and are classified as Level 1 investments. The collective trust is valued at the unit value of the fund which is based on the fair value of the underlying investments. The collective trust fund is composed of fully benefit-responsive investment contracts and is classified as Level 3 investments. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. Shares of the unitized common stock fund (this fund is made up of GrafTech International Ltd. Common stock and the VGI Money Market Fund) are valued at unit value. GrafTech International Ltd. common stock is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment. The money market fund is valued at quoted market prices in an exchange and active markets, which represent a small portion of the net asset value of the GrafTech International Ltd. Common Stock Fund and is classified as Level 1 investment. Participant loans are valued at their outstanding balances, which approximate fair value and are classified as Level 3 investments.

As of December 31, 2009, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2009
	Total	Quoted Prices in Markets for Assets (Level 1)	Significant Other Observable (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual Funds:
Value funds	$5,958,311	$5,958,311	$—	$—
Blended funds	31,207,149	31,207,149	—	—
Growth funds	8,911,899	8,911,899	—	—
Bond funds	2,887,912	2,887,912	—	—

Total mutual funds	48,965,271	48,965,271	—	—
Collective trust (a)	50,965,306	—	—	50,965,306
GrafTech International Ltd. Common Stock	19,394,063	19,394,063	—	—
Money market funds	93,544	93,544	—	—
Participant loans	1,920,066	—	—	1,920,066

Total Assets	$121,338,250	$68,452,878	$—	$52,885,372

As of December 31, 2008, the Plan’s investments measured at fair value on a recurring basis were as follows:

	December 31, 2008
	Total	Quoted Prices in Markets for Assets (Level 1)	Significant Other Observable (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Mutual Funds:
Value funds	$4,818,011	$4,818,011	$—	$—
Blended funds	24,543,834	24,543,834	—	—
Growth funds	6,759,634	6,759,634	—	—
Bond funds	2,558,492	2,558,492	—	—

Total mutual funds	38,679,971	38,679,971	—	—
Collective trust (a)	48,472,370	—	—	48,472,370
GrafTech International Ltd. Common Stock	10,047,362	10,047,362	—	—
Money market funds	88,394	88,394	—	—
Participant loans	1,881,474	—	—	1,881,474

Total Assets	$99,169,571	$48,815,727	$—	$50,353,844

(a)	The Trust’s investment policy is to invest in a combination of synthetic contracts backed primarily by Vanguard bond funds, traditional investment contracts backed by major insurance providers and bank contracts. The Trust’s credit guidelines require that traditional investment contracts be rated at least AA. The Trust will maintain an average maturity between 2-3 years. There are no redemption restrictions upon which the participant may redeem investments in the Trust. However, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Trust.

Level 3 – Gains and Losses

Changes in the fair value of the Plan’s Level 3 investments during the year ended December 31, 2009 were as follows:

	Collective Trust Fund	Participant loans
Balance at January 1, 2009	$48,472,370	$1,881,474
Purchases, issuances, and settlements, net	2,492,936	38,592

Balance at December 31, 2009	$50,965,306	$1,920,066

Collective Trust Fund

The Vanguard Retirement Savings Trust is a collective investment trust fund that invests solely in the Vanguard Retirement Savings Master Trust (the “Master Trust”). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Investment contracts include traditional Guaranteed Investment Contracts (GICs), Synthetic Investment Contracts (SICs) and wrapper contracts. GICs are valued based on estimated fair value, computed using discounted cash flows. SICs are valued based on the aggregate market value of the applicable bond trusts, mutual funds and other investments. Wrapper contracts are valued at estimated fair value based on a replacement cost approach.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Vanguard Retirement Savings Trust at contract value. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals. As provided by GAAP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or unitholder, and certain Trust amendments if issuers’ consent is not obtained. As of December 31, 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of a participant, employer, or plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

There are no reserves against contract value for credit risk of contract issuers or otherwise. The average yield and crediting interest rates were approximately 3.31% and 3.74% for 2009 and 2008 respectively. The crediting interest rate is based on a formula agreed upon with the issuer, based on the yields of the underlying investments and considering factors such as projected investment earnings, the current interest environment, investment expenses, and a profit and risk component.

(4)	Investments

Investments that represent 5% or more of the Plan’s net assets at either December 31, 2009 or 2008 are as follows:

	At December 31,
	2009	2008
Vanguard Retirement Savings Trust (at contract value)	$49,863,521	$49,106,084
Vanguard 500 Index Fund	8,930,746	7,005,747
Vanguard PRIMECAP Fund	8,682,084	6,759,634
GrafTech International Ltd. Common Stock Fund	19,394,063	10,047,362

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

For the year ended December 31, 2009
Net appreciation in fair value of investments:
Registered investment companies	$10,021,248
GrafTech International Ltd. Common Stock	8,752,270

$18,773,518

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 16, 2003, that the Plan and its related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(6)	Related-Party Transactions

Certain Plan investments are shares of a common/collective trust fund and registered investment companies managed by Vanguard Fiduciary Trust Company (“VFTC”). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in the GrafTech International Ltd. Common Stock Fund. GTI is the public parent company and the issuer of the publicly traded common stock held within the Plan. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

The Plan held 1,279,767 and 1,321,169 shares of GrafTech International Ltd. common stock at December 31, 2009 and 2008, respectively, representing 16% and 10%, respectively, of the total net assets of the Plan.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

UCAR CARBON SAVINGS PLAN

Schedule H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN #06-1249029 Plan #002

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment Including maturity date, rate of interest, collateral par or maturity value	(e) Current value
*	American Funds EuroPacific Growth Fund	Registered investment company	$4,497,660
*	Artisian Mid Cap Value	Registered investment company	145,511
*	Harbor Mid Cap Growth	Registered investment company	64,898
*	ICM Small Company Portfolio	Registered investment company	3,372,943
*	Vanguard 500 Index Fund	Registered investment company	8,930,746
*	Vanguard LifeStrategy Conservative Growth Fund	Registered investment company	5,608,245
*	Vanguard LifeStrategy Growth Fund	Registered investment company	3,023,352
*	Vanguard LifeStrategy Income Fund	Registered investment company	2,404,079
*	Vanguard LifeStrategy Moderate Growth Fund	Registered investment company	3,370,124
*	Vanguard PRIMECAP Fund	Registered investment company	8,682,084
*	Vanguard Total Bond Market Index Fund	Registered investment company	2,887,912
*	Vanguard Value Index Fund	Registered investment company	5,812,800
*	Wells Fargo Advantage Small Cap Fund	Registered investment company	164,917
*	Vanguard Retirement Savings Trust	Collective Trust	50,965,306
*	GrafTech International Ltd. Common Stock Fund	Common Stock	19,394,063
*	Vanguard Prime Money Market	Money Market Fund	13,569
*	VGI Prime Money Market	Money Market Fund	79,975
*	Participant loans	Interest rates ranging from 3.25% to 9.0%	1,920,066

			$121,338,250

*	Indicates party-in-interest to the Plan.

Column (d), “Cost”, is not applicable as all investments are participant directed

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GrafTech International Holdings Inc.

Date: June 25, 2010	By:	/s/ Mark Widmar
Mark Widmar

Vice President and Chief Financial Officer
GRAFTECH INTERNATIONAL LTD.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thornton LLP